Satsuma Pharmaceuticals, Inc.

400 Oyster Point Boulevard, Suite 221

South San Francisco, CA 94080

September 10, 2019

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mark Brunhofer, Senior Accounting Examiner

Jim Rosenberg, Senior Assistant Chief Accountant

Irene Paik, Attorney Advisor

Joseph McCann, Staff Attorney

Re:	Satsuma Pharmaceuticals, Inc. Registration Statement on Form S-1 (Registration No. 333- 233347)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-233347) (the “Registration Statement”) of Satsuma Pharmaceuticals, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on September 12, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brian Cuneo at (650) 463-3014.

Thank you for your assistance in this matter.

Very truly yours,

SATSUMA PHARMACEUTICALS, INC.

By:	/s/ John Kollins
John Kollins
President and Chief Executive Officer

CC:	Tom O’Neil, Satsuma Pharmaceuticals, Inc.
Alan Mendelson, Latham & Watkins LLP
Brian Cuneo, Latham & Watkins LLP
Miles Jennings, Latham & Watkins LLP
Kenn Guernsey, Cooley LLP
Sean Clayton, Cooley LLP